UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41332

RF ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

111 Somerset, #05-06

Singapore 238164

+65 6904 0766

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, one redeemable warrant, and one right to receive one-tenth of one share of Class A Common Stock

Class A Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share

Rights, each right receives one-tenth of one share of Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, RF Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RF Acquisition Corp.

Date: February 14, 2025	By:	/s/ Tse Meng Ng
	Name:	Tse Meng Ng
	Title:	Chief Executive Officer